UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42557

RedCloud Holdings plc

(Registrant’s Name)

50 Liverpool Street,

London, EC2M 7PY, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On July 28, 2026, RedCloud Holdings plc (the “Company”) issued a press release announcing the appointment of David Sturgeon as Chief Financial Officer of the Company, effective August 1, 2026. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information contained in this Report on Form 6-K, other than Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-296836) and Form F-1 (File Nos. 333-296419, 333-296419 and 333-296420). Exhibit 99.1 shall not be incorporated by reference into any registration statement or other filing under the Securities Act of 1933, as amended, unless expressly incorporated by reference therein.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated July 28, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RedCloud Holdings plc

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

Date: July 28, 2026